Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

1.1	Overview	2
1.1.1	Idaho-Maryland Project, California	3
1.1.2	Buckskin Rawhide Property, Nevada	6
1.1.3	Stewart Properties, British Columbia	7
1.1.4	Jazz Property, British Columbia	7
1.1.5	Rozan Property, British Columbia	7
1.1.6	Market Trends	8
1.1.7	Golden Bear Ceramics Company	9
1.2	Selected Annual Information	9
1.3	Results of Operations	10
1.4	Summary of Quarterly Results (Unaudited)	14
1.5	Liquidity	14
1.6	Capital Resources	16
1.7	Off-Balance Sheet Arrangements	21
1.8	Related party transactions and balances	21
1.9	Fourth Quarter (Unaudited)	23
1.10	Proposed Transactions	24
1.11	Critical Accounting Estimates	25
1.12	Critical accounting policies and changes in accounting policies	25
1.13	Financial Instruments and Other Instruments	28
1.14	Management of capital	31
1.14.1	Other MD & A Requirements	32
1.14.2	Additional Disclosure for Venture Issuers without Significant Revenue	32
1.14.3	Disclosure of Outstanding Share Data	32
1.15	Other Information	34

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The following information, prepared as of April 30, 2010, should be read in conjunction with the audited annual consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

All schedules and tables within this Quarterly and Annual Report are extracted from or derived from information in the Company’s annual consolidated financial statements as noted above.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, the status of the research and development of recycling technology and associated products, could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and prices for the products that may be produced.  Other factors that affect both the exploration and development and the status of ongoing research and development of the recycling and associated products may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our exploration activities, labour relations matters, costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1

Overview

Emgold is a mineral exploration and mine development company.  The main focus of the company is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California The Company also has a portfolio of early-stage mineral exploration projects including the Buckskin-Rawhide Property in Nevada, the Stewart Property in British Columbia, and Rozan property in British

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

Columbia.  In addition, the Company has developed a green technology that can be used to process a variety of mineral wastes, including mine tailings, into 100% recycled stone and ceramic building products.  The company plans to spin this technology off to a third party to allow its commercialization to be independently financed.

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

The following is a brief summary of the Company’s activities during 2009.

•

Emgold’s loss for the year ended December 31, 2009 (“fiscal 2009”) was $2,385,996 or $0.14 per share compared to a loss of $5,017,424 or $0.32 per share in the year ended December 31, 2008 (“fiscal 2008”).

•

During fiscal 2009, cash used in operations was $718,663 compared to $4,524,414 in fiscal 2008.

•

Exploration expenditures and acquisition of mineral property interests totalled $1,333,463 in fiscal 2009, of which $157,943 was capitalized, compared to $2,629,110 in fiscal 2008, of which $42,485 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2009, with the 2008 expenditures in parentheses:  Idaho-Maryland - $1,187,628 ($2,521,005); Rozan – recovery of $4,551 ($23,734); Stewart – recovery of $7,661 - ($41,266); and Jazz – $54 ($620).  In fiscal 2009, the Company returned the Jazz Property in British Columbia to the optionor, recording a write-off of acquisition costs of $75,169.

The Company’s primary focus is the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).  The Company anticipates the receipt of the Conditional Mine Use Permit (“CMUP”) for the I-M Project during 2011, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

1.1.1

Idaho-Maryland Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, was in production from 1862 through 1956, and is the second largest historical gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

The Company has a mining lease and option to purchase agreement for the I-M Project until January 31, 2011.  Subject to a previous lease extension agreement, Emgold must make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31 30, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments will increase to $60,000 per quarter. The Company has the ability to exercise the purchase option at any time while the option agreement remains in good standing.  The Company is currently in the process of attempting to renegotiate this mining lease and option to purchase agreement to both extend the lease and reduce the quarterly lease payments.  Currently the Company has made the February 2009 lease payment and is currently accruing lease payments as part of its payables until the lease negotiations are completed and the Company completes ongoing financing activities.  At December 31, 2009, the Company was not in compliance with the terms of its option agreement on the Idaho-Maryland Mine.  The Company is currently in negotiations with the optionors to extend the option terms.  In the event that the Company is not successful in such renegotiations, the Company may not be able to develop or otherwise dispose of its historical investment in the Idaho-Maryland Property.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Company has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  The permitting application includes the dewatering and exploration of the mine, as well as the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the final stage of the permitting process and believes it has developed a good working relationship with all stakeholders in the local communities, but permitting progress has been slow due to the lack of working capital.

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act, as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by IM staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City completed an Initial Study on January 8, 2008 and the Draft Environmental Impact Report (“EIR”) prepared by the City of Grass Valley and its consultants on the Idaho-Maryland Project was submitted for public comment on October 30, 2008. The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and are being reviewed.  Meetings are been held with various state agencies to review their comments on the Draft EIR.  The City, its consultants, and the Company are in the process of determining additional work requirements, if any, to complete the Final EIR.  The Company may elect to make revisions to the Project Description and upon review with the City, it may be determined that a Revised Draft EIR will be completed prior to the Final EIR being completed.  The Final EIR is anticipated by the Company during 2011 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

There are a variety of operating permits and agreements that will also be required with various regulatory agencies to operate the mine.  The Company has commenced work on final operating permits and other agreements to allow granting of these as quickly as possible after the EIR is completed.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by ATNA Resources Ltd.) have recently returned to operation in California,  Sutter Gold Mining Inc. is currently obtaining permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd is in the process of obtaining permits to open the Solidad Mountain Project  in California.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

In fiscal 2009, the Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  The Whisper Property is located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley.  It overlies part of the mineral rights associated with the Idaho-Maryland Project and is the location of the historic Round Hole Shaft (also known as the Idaho #2 Shaft).  The Whisper Property contains the one acre easement that is currently being permitted as part of the Idaho-Maryland Project and identified in the permitting documents at the Round Hole Shaft site.  The Company is currently waiting for title documents from the current owner to allow final transfer of the property.

The Round Hole Shaft is a five-foot diameter bored shaft that was excavated to a depth of 346 meters (1,134 feet) in 1935-36.  It is one of the first bored shafts in North America and was excavated by the Idaho-Maryland Mining Company using the Newsom Drill.  Core from the Round Hole Shaft is located in tourist attractions around Grass Valley including Empire State Park, the Nevada County Fair Grounds, and various locations in Grass Valley and Nevada City.  In fiscal 2009, nine pieces of core from the Round Hole Shaft were donated to University of California – Davis and is part of their Arboretum Gateway Project and are located outside their new $65 million earth and Physical Sciences Building.  Plans are to use the Round Hole Shaft as a ventilation shaft and escape way for the Idaho-Maryland Gold Mine during operations.

Under the terms of the agreement, Emgold issued 280,823 common shares to the Seller for the purchase of the Whisper Property at a share price of Cdn$0.55 per share.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.  These shares were subject to the 10:1 consolidation that occurred on December 21, 2009.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Company is currently working on a revision to the Project Description for the project.  The revision will include elimination of discharge into the South Fork of Wolf Creek from the New Brunswick site and elimination of the water treatment plant at the New Brunswick site.  Instead, a raw water line will be constructed under East Bennett Road and water will be pumped from the New Brunswick site to the Idaho-Maryland Site and to the water treatment plant located there.  Water will then be discharged into Wolf Creek after treatment.  The revision will also include the clean-up of historic tailings on site which was not included in the scope of the Draft EIR.  Upon submission of the changes to the project description, a Revised Draft EIR may be required, followed by completion of the Final EIR.  Work by the City and its consultants has been placed on hold pending submission of the revised Project Description and financing activities by Emgold.

Emgold is now treating its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), as an independent operating entity.  This is intended to allow Golden Bear to obtain independent financing to construct a production plant to manufacture stone and ceramic products from mineral based waste.  If financing is secured, Emgold is planning to use commercially available technology to test mineral waste in connection with the operation of the I-M Project and is reviewing the use of the technology for the I-M Project, either through Golden Bear or otherwise.

1.1.2

Buckskin Rawhide Property, Nevada

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Denton-Rawhide Mine, a gold/silver mine owned and operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation.  It is also adjacent to the Regent exploration property owned by Gryphon Gold Corporation.

The Buckskin Rawhide property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes.  Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a stand alone gold/silver exploration project or combining it with other existing properties in the region.

Emgold Mining Corporation (Emgold) has a lease and option to purchase agreement to acquire 100% of the Buckskin Rawhide Property from Nevada Sunrise LLC, a private company located at Auburn, California.  The property comprises 920 acres of unpatented mineral lode claims and is under the jurisdiction of the Bureau of Land Management (BLM).  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009.

The Buckskin Rawhide Property is currently 75% owned by Nevada Sunrise LLC, a private Nevada company and 25% owned by Maurice and Lorraine Castagne. Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

Year	Advance Royalty Payment
2009	US$10,000 (1)
2010	US$10,000 (1)
2011	US$10,000 (1)
2012	US$20,000 (1)
2013	US$40,000 (1)
2014	US$60,000 (2)
2015	US$60,000 (2)
2016	US$60,000 (2)
2017	US$60,000 (2)
2018	US$60,000 (2)
2019	US$60,000 (2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.   (2) Lease payments may be paid in Emgold common at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of US$250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5 percent Net Smelter Royalty on production from the property.

1.1.3

Stewart Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a gold prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.  The company is currently looking to lease, joint venture, or sell the property to create shareholder value.

1.1.4

Jazz Property, British Columbia

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property. To exercise the options, Emgold was required to make total cash payments of $215,000 ($65,000 paid) to the optionor over a ten-year period.  In fiscal 2009, the Jazz Property was returned to the optionor, resulting in a write-off of acquisition costs of $75,169.

1.1.5

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company holds a 100% interest in the property.  Trenching and drilling work has completed.  The Company is considering various options with respect to the advancement of exploration activities for the Rozan and Stewart properties.

Subsequent to December 31, 2009, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Agreement calls for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

1.1.6

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2008 averaged $872 per ounce; $972 in 2009, and has averaged approximately $1,116 per ounce to April 23 in 2010.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At December 31, 2009, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at December 31, 2009 the Company determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program. The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. The Company decided to abandon the Jazz property and subsequently wrote-off the carrying value to zero. It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditure excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

1.1.7

Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products.  This process uses off the shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.  Building products that can be produced include floor tile, wall tile, and roof tile.  These product are 100% recycled, qualify for Leadership in Energy and Environmental Design (LEED) Credits, require less energy to manufacture than traditional stone and ceramic tiles, and reduce trucking costs for both feedstock to plant and finished product to market.  Emgold plans to spin off this technology to a third party to allow its commercialization.

Golden Bear currently has a potential liability in relation to a licensing agreement with Ceramext LLC.  Golden Bear entered into thisagreement with Ceramext LLC in 2003 to develop and commercialize a hot vacuum extrusion apparatus developed by Ceramext LLC.  This agreement was terminated by Ceramext LLC on May 7th, 2009.  The amount accrued includes payments that are under dispute between Emgold and Ceramext LLC that will have to be resolved prior to final settlement, if any, being made.

1.2

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2009	As at December 31, 2008	As at December 31, 2007
Current assets	$ 32,195	$ 591,302	$ 5,281,621
Mineral property interests	1,067,707	984,933	942,448
Other assets	36,467	66,370	282,626
Total assets	1,136,369	1,642,605	6,506,695

Current liabilities	1,912,403	607,269	718,136
Preference shares	727,674	621,232	750,624
Capital lease obligation	13,306	19,280	25,661
Shareholders’ equity (deficiency)	(1,517,014)	394,824	5,012,274
Total shareholders’ equity and liabilities	$ 1,136,369	$ 1,642,605	$ 6,506,695
Working capital (deficiency)	$ (1,880,208)	$ (15,967)	$ 4,563,485

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

1.3

 Results of Operations

	Years ended December 31,
	2009	2008	2007
Expenses
Amortization	$ 29,813	$ 43,946	$ 76,423
Accretion of debt portion of preference shares	6,250	12,933	12,822
Bad debt expense (recovery)	(77,045)	321,839	--
Golden Bear research costs	93,340	447,809	629,148
Exploration costs	1,175,520	2,586,625	3,188,134
Foreign exchange loss	185,807	193,301	63,988
Finance expense	57,995	54,661	54,692
Legal, accounting and audit	197,977	153,440	107,383
Management and consulting fees	111,109	189,249	107,996
Office and administration	237,233	337,821	372,647
Other consulting fees	--	--	18,844
Salaries and benefits	172,009	336,918	798,509
Shareholder communications	120,078	194,033	209,700
Stock-based compensation	963	175,732	399,830
Travel	1,315	32,654	104,057
Loss for the year before other items	2,312,364	5,080,961	6,144,173
Interest income	(1,537)	(63,537)	(86,310)
Write-down of mineral property interests	75,169	--	--
	73,632	(63,537)	(86,310)
Loss for the year before income taxes	2,385,996	5,017,424	6,057,863
Future income tax recovery	--	--	(221,734)
Loss and comprehensive loss for the year	2,385,996	5,017,424	5,836,129
Loss per share – basic and dilut	$ 0.14	$ 0.32	$ 0.57
Weighted average number of common shares outstanding	16,495,240	15,730,472	10,207,747

Fiscal 2009 compared to fiscal 2008

Emgold’s loss in fiscal 2009 was $2,385,996, or a loss per share of $0.14, compared to a loss of $5,017,424, or a loss per share of $0.32 in fiscal 2008.  This includes $1,175,520 in exploration costs incurred in fiscal 2009, compared to $2,586,625 incurred in fiscal 2008.  Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

During fiscal 2008 the Company earned interest income of $63,537 on excess cash balances compared to $1,537 in fiscal 2009.  In fiscal 2009, the Company had no excess cash to invest in short-term investments resulting in the decrease.

Amortization expenses relating to general and administrative activities decreased from $43,946 in fiscal 2008 to $29,813 in fiscal 2009.

Accretion expenses decreased $6,683 from $12,933 in fiscal 2008 to $6,250 in fiscal 2009.  The debt portion of the convertible preference shares is accreted over ten years from inception such that the Canadian dollar expense will decline each year; however, this is offset by changes in the foreign exchange rate between the Canadian and U.S. dollar.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one/third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated 3 months services values have been provided in full.  Since the allowance was recorded, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $77,045.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

The Company has stopped all further development of the Ceramext® Process but has paid advance royalties and intellectual property protection costs through to the end of December 31, 2008 (“fiscal 2008”).  Costs incurred in fiscal 2009 include corporate maintenance for Golden Bear, and are now classified as Golden Bear costs.  In May 2009, the Agreement was terminated, and the advance technology royalties were not paid.  In total, costs incurred in fiscal 2009 of $93,340, compare to $447,809 in fiscal 2008, of which $140,000 related to advance technology royalties.

Foreign exchange losses decreased from a loss of $193,301 in fiscal 2008 to a loss of $185,807 in fiscal 2009.  Fluctuations in currency affected operations to a greater degree in fiscal 2008 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar, than in fiscal 2009.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss relates to the preference shares and related accrued interest which are denominated in Canadian dollars.

Finance expense remained consistent increasing slightly from $54,661 in fiscal 2008 to $57,995 in fiscal 2009.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.  Interest is also being paid on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital.

Legal, accounting and audit fees increased from $153,440 in fiscal 2008 to $197,977 in fiscal 2009, due to increased audit and legal fees in fiscal 2009.  Audit fees continue to increase.  Legal fees increased due to a proposed financing that the Company announced in the summer of 2009, that was not completed.  Legal costs also increased due to costs related to the ten old for one new share consolidation that was effective December 21, 2009.

Management and consulting fees decreased $78,140 from $189,249 in fiscal 2008 to $111,109 in fiscal 2009.  Included in consulting fees are $105,917 in fees paid or payable to two private companies, each controlled by an officer and director of the Company.  The Company entered into consulting fee agreements effective August 1, 2007, resulting in payments of Cdn$14,000 per month.  Payments to these private companies have been reduced by 25% and are being accrued in 2009, and remain unpaid.  In fiscal 2008, the Company incurred a one-time agency fee in hiring a Chief Financial Officer.  There is no comparative fee in fiscal 2009.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

Office and administration expenses decreased $100,588 from $337,821 in fiscal 2008 to $237,233 in fiscal 2009.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to smaller warehouse and office premises in February 2010.

Salaries and benefits decreased by $164,909 from $336,918 in fiscal 2008 to $172,009 in fiscal 2009.  In fiscal 2009, salary costs were reduced as salaries pertaining to the former Chief Financial Officer were incurred for only one and a half months.  Other officers have decreased their salaries, and some employees have been reduced to part-time in an effort to reduce expenses.

Shareholder communications costs decreased $73,955 from $194,033 in fiscal 2008 to $120,078 in fiscal 2009.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous period.  It also includes Cdn$45,000 (Cdn$30,000) in consulting fees for services provided by King James Capital Corporation for investor relations services.

Stock-based compensation of $963 in fiscal 2009 relates to re-valuations of stock options granted to a consultant vesting during the period, compared to $175,732 in fiscal 2008, relating to stock options granted in May 2008.

Travel expense decreased $31,339 from $32,654 in fiscal 2008 to $1,315 in fiscal 2009.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to reduce expenses.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The following table has been extracted from the consolidated financial statements of the Company.

Exploration costs

	Years ended December 31,			Cumulative
	2009	2008	2007	Total
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ --	$ 2,465	$ 100,140
Community relations	--	80,561	--	80,561
Drilling	--	--	--	1,039,920
Geological and geochemical	492,625	620,214	412,104	4,071,940
Land lease and taxes	151,818	313,428	336,959	1,328,457
Consulting	--	--	121,560	209,713
Mine planning	450,378	1,200,325	1,059,673	4,351,192
Site activities	92,807	241,170	305,576	1,672,390
Stock-based compensation	--	59,115	106,338	481,684
Transportation	--	6,192	4,778	128,250
Incurred during the year	1,187,628	2,521,005	2,349,453	13,464,247
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	900	162	11,803
Geological and geochemical	190	22,721	48,020	122,312
Drilling	--	--	43,274	64,050
Site activities	52	113	7,250	21,788
StoExck-based compensation	--	--	--	16,055
Trenching	--	--	4,666	4,666
Transportation	--	--	7,883	12,354
Assistance and recoveries	(4,793)			(4,793)
Incurred during the year	(4,551)	23,734	111,255	248,2354
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	11,180	65,481	96,157
Drilling	--	--	470,858	530,056
Geological and geochemical	231	29,951	115,483	220,717
Site activities	492	135	13,699	21,475
Stock-based compensation	--	--	--	16,055
Trenching	--	--	19,318	19,318
Transportation	--	--	42,282	45,838
Assistance and recoveries	(8,334)	--	(12,465)	(25,072)
Incurred during the year	(7,661)	41,266	714,656	924,544
Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	--	--	6,437
Drilling	--	--	--	58,786
Geological and geochemical	147	460	12,842	28,691
Site activities	32	160	235	3,919
Assistance and recoveries	(125)	--	(307)	(12,000)
Incurred during the year	54	620	12,770	85,833
Total Exploration Costs	$ 1,175,520	$ 2,586,625	$ 3,188,134	$ 14,722,859

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

Direct exploration expenditures on the I-M Project decreased $1,333,377 from $2,521,005 in fiscal 2008 to $1,187,628 in fiscal 2009.  The Company’s primary focus in fiscal 2009 continues to be the completion of the final phase of the three-phase permitting process.  The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and are being reviewed.  Meetings are been held with various state agencies to review their comments on the Draft EIR.  The City, its consultants, and the Company are in the process of determining additional work requirements, if any, to complete the Final EIR.  The Company may elect to make revisions to the Project Description and upon review with the City, it may be determined that a Revised Draft EIR will be completed prior to the Final EIR being completed.  The Final EIR is anticipated by the Company during 2011 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

Planned expenses in fiscal 2010 for the I-M Project include the activities associated with responding to public comments to the Draft EIR, progressing through the final application process for a CMUP, on-going financing, an update to existing resource models and public outreach activities.

1.4

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Golden Bear Costs	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2009
First Quarter	49,064	387,384	39	455	--	214,594	650,973	0.04
Second Quarter	(38,876)	245,553	--	--	--	291,240	493,202	0.03
Third Quarter	(996)	283,616	24	--	--	311,116	565,351	0.03
Fourth Quarter	84,148	271,075	(4,614)	(8,066)	54	303,599	676,470	0.04
2008
First Quarter	104,232	542,533	23,606	40,833	480	473,371	1,131,487	0.07
Second Quarter	94,733	624,022	67	433	159	508,231	1,215,081	0.08
Third Quarter	124,152	624,403	--	--	--	661,561	1,393,538	0.09
Fourth Quarter	114,281	730,047	61	--	(19)	403,364	1,249,563	0.08

Note 1:  General and administrative expenses do not include interest revenue, the write-down of mineral property interests, bad debts recovery, or the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the Idaho-Maryland Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

1.5

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition the Company endeavors to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At December 31, 2009, the Company had a working capital deficiency of $1,880,208, defined as current assets less current liabilities, compared with working capital of $15,967 at December 31, 2008.  The Company’s annual consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption.

Operations for the year ended December 31, 2009, were funded primarily from the redemption of short-term investments, advances from related parties and two private placements raising net proceeds of $315,252 during the year.  Subsequent to December 31, 2009, the Company completed two tranches of a non-brokered private placement.  A total of 3,000,000 units have been issued to date at the price of $0.25 per unit to raise $750,000.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

Finder's fees of $48,000 and 192,000 finder’s warrants were awarded in relation to the first tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of $0.25.  The finder’s warrants are subject to a minimum hold period of four months.

At the shareholders’ annual general meeting, a special resolution was passed authorizing the directors, subject to receipt of all necessary regulatory approvals, to proceed in their discretion with a consolidation of all the issued and outstanding common shares of the Company on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares.  The share consolidation was recommended by Emgold management as necessary with respect to the Company’s ability to obtain required additional financing, and management wishes to express their appreciation to our shareholders for their continued support.  It is not anticipated that there will be a change of name in connection with the share consolidation.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.

Shareholder approval was also given for the amendment of the terms of the Company’s outstanding Series A First Preference Shares, by changing the conversion ratio for the exchange of First Preference Shares into common shares from one (1) pre-consolidation common share for four Series A First Preference Shares to one (1) post-consolidation common share for each Series A First Preference Share.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology not proprietary to Ceramext that is readily available to advance the development of the I-M Project and efforts are continuing to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study.

Investing Activities

As at December 31, 2009, Emgold has capitalized $1,067,707 (2008 - $984,933) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Whisper Property at a deemed market price of Cdn$0.55 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  A title search is pending.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation.

1.6

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

At December 31, 2009, the Company had 16,544,287 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 394,843 common shares.

Share Capital

2009

On March 5, 2009, the Company completed a private placement of 501,500 units at a price of $0.40 per unit, for gross proceeds of $200,600.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 121% - 123% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.10 per warrant.

On April 9, 2009, the Company completed an additional closing of 10,000 units at a price of $0.40 per unit, for gross proceeds of $4,000.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 123% - 125% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.10 per warrant.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

On November 4, 2009, the Company completed a financing of 350,000 units at a price of $0.50 per unit, for gross proceeds of $175,000.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for until November 4, 2011.  Each warrant is exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 139% - 141% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.20 per warrant.  A finder’s fee of $5,500 was paid for services rendered in introducing certain subscribers to the offering.

2008

During the year ended December 31, 2008, share capital increased $131,527 through the exercise of warrants and stock options with exercise prices ranging from Cdn$1.10 to Cdn$1.50.

Options and Warrants

2009

During fiscal 2009, 8,175,134 warrants and underlying warrants, exercisable at prices ranging from Cdn$1.10 to Cdn$1.50 expired unexercised.  In addition, 17,000 stock options exercisable at Cdn$2.50, expired unexercised, and 150,000 options with exercise prices of Cdn$1.20 to Cdn$2.90 were forfeited.  In March and April 2009, 511,500 share purchase warrants relating to a private placement were issued.  Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  In November 2009, 350,000 shares purchase warrants, related to a private placement were issued.  Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.00, and in the second year at $1.50.

Subsequent to December 31, 2009, the Company granted a total of 559,998 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring March 17, 2015, at a price of Cdn$0.25 per share, in accordance with the Company's 10% rolling stock option.

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2009 and 2008	394,843	$ 90,902
Debt portion of Class A Preference Shares	December 31, 2009	December 31, 2008
Balance, beginning of year	$ 621,232	$ 750,624
Accretion	6,250	12,933
Foreign exchange loss (gain) on debt	100,192	(142,325)
	106,442	(129,392)
Balance, end of year	$ 727,674	$ 621,232

During fiscal 2003, the Company entered into an agreement to issue 394,843 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Class A Convertible Preference Shares are voting, have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.  This is at the Company’s option.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2009, $373,068 (December 31, 2008 - $276,532) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

Financing Activities

Further financing will be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.

Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  As Golden Bear was unable to obtain financing for the development and construction of a larger-scale facility during 2008, the capital costs related to the equipment were written off in fiscal 2008.

Going Concern

At December 31, 2009, and subsequent to that date, the Company has had a working capital deficiency, although a financing currently in process has raised $750,000 to the date of this annual report for use as working capital.  Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.  Funds have been received from directors, management and other investors under promissory notes at an interest rate of 12% per annum.  The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.  There is substantial doubt on the validity of this assumption as at December 31, 2009.  The Company incurred a loss of $2,385,996 for the year ended December 31, 2009, ($5,017,424 – 2008) and had a working capital deficiency of $1,880,208 (2008 working capital - $15,967) and an accumulated deficit of $46,158,603 at December 31, 2009 ($43,772,607 – 2008).  Operations for the year ended December 31, 2009, have been funded primarily from working capital from private placements.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

In April 2009, the Company closed two tranches of a non-brokered private placement offering raising gross proceeds of $204,600 through the sale of 511,500 units of the Company at a price of $0.40 per unit.  Each unit was comprised of common share and one non-transferable common share purchase warrant.

In November 2009, the Company completed a non-brokered, bridge financing private placement of 350,000 units at a price of $0.50 per unit, each unit consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $175,000.  Each warrant entitles the holder to purchase, until November 4, 2011, one additional common share at a price of $1.00 per share for the first year and at a price of $1.50 per share for the second year.  A finder's fee equal to 10%, or $5,500, was paid for services rendered in introducing certain subscribers to the offering.

The financings completed above are not sufficient for continuing operations, and the Company is currently pursuing financing by equity investment (private placement in progress), the sale of assets (Valterra option of the Rozan property in January 2010) or forms of partnership on its mineral property and other interests.  There is no assurance that any of these initiatives will be successful or sufficient.

Plans for 2010 and Ongoing

The Company continues to focus on the permitting required for the I-M Project in Grass Valley..  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

At December 31, 2009, it is estimated that it may require approximately $200,000 - $300,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, preliminary engineering costs associated with obtaining the CMUP as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Although 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross State Product (“GSP”) for mining in 2007 was nearly $5.5 billion while for comparison Nevada’s GSP for mining in 2007 was only $2.7 billion.  The Company has had received all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  There is a perception that California is not an hospitable or significant mining jurisdiction and this has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, causing delays in anticipated timing of the permit schedule.

1.7

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.8

Related party transactions and balances

Balances receivable from: (g)	December 31, 2009	December 31, 2008
Balances payable to:
Directors and officers	$ 757,022	$ 300,425

Related party transactions reflected in these consolidated financial statements are as follows:

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

(a)

In the year ended December 31, 2009, $141,356 (2008 - $374,520; 2007 - $1,040,124) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated 3 months services values have been provided in full.  Since the allowance was recorded, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $77,045.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

(b)

Bonus payments totaling $Nil (2008 – $Nil; 2007 – $28,056) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk; and to two directors of the Company. These amounts were included in office and administration expenses.

(c)

Consulting fees of $52,964 (2008 –$72,128; 2007 – $49,430) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(d)

Consulting fees of $52,953 (2008 –$79,175; 2007 – $58,566) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e)

Directors’ fees totaling $52,424 (2008 – $74,282; 2007 – $20,057) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

(f)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for promissory notes totalling $58,544 advanced by three directors.  Interest of $12,347 has been accrued on these notes payable.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

1.9

Fourth Quarter (Unaudited)

Operating results for the three-month period ended December 31, 2009 (“Q4 2009”), compared to the three-month period ended December 31, 2008 (“Q4 2008”)

	Three months ended December 31,
	2009	2008
Expenses
Amortization	$ 5,596	$ 9,442
Accretion of debt portion of preference shares	1,983	2,828
Bad debt expense (recovery)	(44,666)	71,839
Golden Bear costs	84,148	124,692
Exploration expenses	258,449	730,091
Foreign exchange loss (gain)	30,068	59,363
Finance expense	14,870	11,979
Legal, accounting and audit	130,430	29,340
Management and consulting fees	29,643	33,877
Office and administration	42,729	73,281
Salaries and benefits	26,827	72,355
Shareholder communications	21,453	41,560
Stock-based compensation	--	892
Travel	1,315	14,052
Loss for the period before the following	601,530	1,275,591
Interest income	(229)	1,727
Write-down of mineral property interests	75,169	--
Loss for the period	$ 676,470	$ 1,277,318

Loss per share – basic and diluted	$0.04	$0.08
Weighted average number of common shares outstanding	16,987,644	15,751,964

Emgold’s loss in Q4 2009 was $676,470, or a loss per share of $0.04, compared to a loss of $1,277,318, or a loss per share of $0.08 in Q4 2008.

During Q4 2008 the Company recorded an adjustment for overaccrued interest income of $1,727 on excess cash and short-term investment balances compared to $229 in Q4 2009.  At December 31, 2009, the Company had no excess cash for short-term investment.

General and administrative expenses:

Legal, accounting and audit fees increased from $29,340 in Q4 2008 to $130,430 in Q4 2009.  Q4 2009 legal costs increased due to work related to the share consolidation that was effective December 21, 2009.

Office and administration expenses decreased from $73,281 in Q4 2008 to $42,729 in Q4 2009.  These included rent, telephone, courier and other direct costs with the decrease primarily due to lower activity.

Management and consulting fees decreased from $33,877 in Q4 2008 to $29,643 in Q4 2009. The Company entered into consulting fee agreements during Q4 2007 resulting in payments of Cdn$14,000 per month in total to private companies controlled by two of the directors of the Company.  These payments were decreased to Cdn$10,500 per month, and have been accrued and are unpaid.

The Company incurred a foreign exchange loss of $59,363 in Q4 2008 compared to a foreign exchange loss of $30,068 in Q4 2009.  The U.S. and Canadian dollar have had significant volatility in fiscal 2009, resulting in significant changes in foreign currency exchange during the period.  Currently, the Company has no excess funds, and the change in foreign exchange relates primarily to payables denominated in Canadian dollars, which include preference shares and accrued dividends on the preference shares.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

Salaries and benefits decreased from $72,355 in Q4 2008 to $26,827 in Q4 2009.  There was no full-time CFO employed by the Company during the period, and some employees in Grass Valley are now working a reduced work week, with the related decrease in salary.

Shareholder communications costs decreased from $41,560 in Q4 2008 to $21,454 in Q4 2009.  The Company does not currently have any in house employees or consulting providing shareholder communications or investor relations services to the Company.

Bad debt expense decreased from $71,839 in Q4 2008 to a recovery of $44,666 in Q4 2009.  The change in the provision relates to the balance receivable from Quorum which was considered to be impaired due to the uncertainty of recovering the entire balance as other companies sharing services from Quorum with Emgold at the end of fiscal 2008, resulting in a carrying value of $74,172 at that time, which reflected management’s current best estimate of the value of services, possibly recoverable for amounts advanced to Quorum to date.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum, and the balance reaches a level equal to three months of working capital to be on deposit with Quorum, pursuant to the services agreement.

Travel expense decreased from $14,052 in Q4 2008 to $1,315 in Q4 2009, due to decreased travel to Grass Valley and timing of management attendance at various trade shows and conferences.

Exploration expenses:

Exploration expenses decreased $471,642 from $730,091 in Q4 2008 to $258,449 in Q4 2009.  Expenditures have been cut back as the Company has not had the working capital available to hire all the consultants necessary to complete the EIR on the Idaho-Maryland Project, but has continued to move forward on the permitting using the employees of the Company to perform the needed changes, although at a slower pace.

Golden Bear costs:

The Company has recorded $84,148 costs related to Golden Bear in Q4 2009.  In Q4 2008, the Company incurred $124,692 in costs including a $40,000 advance royalty on the Ceramext® process.  The Agreement for the Ceramext® process was terminated in fiscal 2009.

The Company had a foreign exchange gain of $30,068 on its monetary assets during Q4 2009 and incurred a foreign exchange loss of $59,363 during Q4 2008.  The foreign exchange losses resulted from an increase in the relative value of the Canadian dollar compared with the U.S. dollar during the quarter. The Company holds the majority of its monetary assets in Canadian dollars while the majority of accounts payable and accrued liabilities are denominated in U.S. dollars, although the liability for the convertible preference shares is in Canadian dollars, which contributes to the foreign currency losses and or/gains.

1.10

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

1.11

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the annual consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At December 31, 2009, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at December 31, 2009 the Company determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. The Company decided to abandon the Jazz property and subsequently wrote-off the carrying value to zero. It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditures in excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

1.12

Critical accounting policies and changes in accounting policies

(a)

New accounting policies adoption

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).  These new standards were adopted on a retroactive basis with no restatement of prior period financial statements.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

(i)

Goodwill and intangible assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  .  On January 1, 2009, the Company adopted the new sections, with no impact on its financial statements.

(ii)

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  On January 1, 2009, the Company adopted the EIC, with no impact on its financial statements.

 (iii)

Mining exploration costs

In March 2009, the CICA issued EIC 174, “Mining Exploration Costs”, which provides guidance on the accounting and the impairment review of exploration costs.  The Company has applied this EIC in its assessment of the carrying value if its mineral property interest reflected in these consolidated financial statements.

(iv)

Financial instruments – disclosures

In June 2009, the CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company adopted this amended standard in 2009.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

(b)

Recent accounting pronouncements

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

 (ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.

The Company’s IFRS conversion plan will include consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as income and expenses denominated in currencies in other than United States dollars, compensation metrics, and personnel and training requirements.  Management expects minimal impact on information systems and compensation metrics will arise from converting to IFRS.

The IFRS conversion plan will include a high level impact assessment of IFRS effective in 2010, as relevant to the Company.  This initial assessment will identify those standards of high or medium priority to the Company, based on a number of factors pertinent to the Company.  The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company’s adoption of IFRS, and therefore may impact this initial high level assessment.  The Company will assess any such change as a component of its detailed impact assessment and update its IFRS conversion plan as appropriate.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Company will review in detail any areas that they have determined may have a high or medium level of impact on the Company’s consolidated financial statements.  This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS, along with quantification of impact on key line items and disclosures.  The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as budgeting.  The Company has commenced a high level review but has not yet outlined a detailed review of IFRS relevant to the Company and identification of key differences.  The Company expects to complete this before the end of the third quarter of fiscal 2010.

Once the areas that will require detailed review are identified, the Company will make the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes.  This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.  The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, including comparative figures for the year ended December 31, 2010.  The Company has commenced its high-level diagnostic and once it is complete, the Company will be able to describe or quantify the effects on its consolidated financial statements.

1.13

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,880,208 working capital deficiency at December 31, 2009.  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at December 31, 2009, due to their short-term nature.

The fair values of the Company’s financial instruments measured at December 31, 2009, constitute Level 1 measurements for its cash within the fair value hierarchy and Level 2 measurements for its short-term investments defined under Canadian GAAP.

The Company recognized interest income during the year ended December 31, 2009, totalling $703, which represents interest income from the Company’s held-for-trading investments.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

December 31, 2009
Accounts and other receivables -
Currently due	$ 6,852
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
6,852
Cash	3,955
$ 10,807

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the year ended December 31, 2009, no material provision has been recorded in respect of impaired receivables.  A provision of $321,839 was recorded in the year ended December 31, 2008.  The Company’s maximum exposure to credit risk as at December 31, 2009, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 11, in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended December 31, 2009, the Company was able to raise net proceeds of $315,252 in two private placements.  Subsequent to December 31, 2009, the Company has completed two tranches of a private placement for gross proceeds of $750,000.  The Company is also negotiating a debt settlement with two suppliers to remove approximately $150,000 in current liabilities from the balance sheet.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2009, are summarized as follows:

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

2009
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 1,150,899
In later than 90 days, not later than one year	4,482
Due to related parties with contractual maturities
Within 90 days or less	757,022
In later than 90 days, not later than one year	--

•

Interest rate risk

The Company has no significant exposure at December 31, 2009, to interest rate risk through its financial instruments.

•

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canadian, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars and, but presented in United States dollar equivalents.

December 31, 2009
Canadian dollars
Cash	1,089
Accounts payable and accrued liabilities	(580,691)
Face value of convertible preference shares	(764,785)

Based on the above net exposures at December 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $134,439 in the Company’s loss from operations.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2009:

	January 1, 2010, to December 31, 2010	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$ 1,906,427	$ --	$ --	$ --	$ --	$ --	$ 1,906,427
Capital lease	8,358	8,358	4,877	--	--	--	21,593
Operating lease obligations	106,392	36,750	30,000	30,000	3,750	--	206,892
Idaho-Maryland property lease (1)	240,000	60,000	--	--	--	--	300,000
Mineral property option payments (1)	10,000	10,000	20,000	40,000	60,000	60,000	140,000
Convertible preference shares (3)	--	--	--	--	--	727,674	--
	$ 2,271,177	$ 115,108	$ 54,877	$ 70,000	$ 63,750	$ 787,674	$ 2,574,909

 (1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.  The Company has several discretionary payments that may be made.  The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2010 would be $5,510,450, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires February 1, 2011.  The payments in arrears are included in accounts payable and accrued liabilities, including related parties.  (See Notes 4 and 9 for further information on the Company’s discretionary payments).

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure except for convertible preference shares.  The first quarterly payment due in the year ended December 31, 2009, was not paid and the Company received a notice of default from Ceramext, LLC.  The agreement with Ceramext, LLC was terminated on May 7, 2009, as the Company determined that it would not require any of the proprietary technology owned by Ceramext, LLC in order to carry out its business plans.

(3) The convertible preference shares are redeemable by the holders only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

1.14

Management of capital

The Company determines capital as its available working capital and assets that may be used for operations and exploration of its mineral property interests.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Stewart property and using commercially available equipment to process waste rock and mine tailings to a ceramics tile.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

1.14.1

Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

1.14.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.3 in this Annual Report.

(b)

expensed research costs

See Item 1.3 in this Annual Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.14.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of April 30, 2010, the date of this MD&A, subject to minor accounting adjustments:

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

Outstanding share information at April 30, 2010

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.

19,913,742 common shares are issued and outstanding.

394,843 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding and Exercisable April 30, 2010	Expiry Date
$1.00	26,500	October 12, 2011
$10.00	151,500	November 19, 2013
$9.00	85,500	July 12, 2014
$3.60	10,000	June 28, 2010
$2.90	39,000	November 24, 2011
$1.50	635,000	December 27, 2012
$2.00	97,500	May 18, 2013
$0.25	559,998	March 17, 2015

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
501,500	$1.20/$1.60	March 15, 2010/2011
10,000	$1.20/$1.60	April 9, 2010/2011
350,000	$1.00/$1.50	November 4, 2010/2011
1,600,000	$0.35	April 6, 2012
80,000	$0.25	April 6, 2012,
1,400,000	$0.35	April 23, 2012
112,000	$0.25	April 23, 2012

Emgold Mining Corporation

Quarterly and Annual Report

Three Months and Year Ended
December 31, 2009

(expressed in United States dollars, unless otherwise stated)

1.15

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during 2009 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  Based on that assessment, management concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The Chief Financial Officer is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Emgold’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.